UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

2012 CALENDAR OF CORPORATE EVENTS

Company Name	Banco Santander (Brasil) S.A.
Central Office Address	Avenida Presidente Juscelino Kubitschek nº 2041 and 2235 – Bloco A, Vila Olímpia – CEP 04543-011 – São Paulo/SP
Internet Site	http://www.santander.com.br
Investors Relations Officer	Name: Carlos Alberto López Galán
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Responsible for Investor Relations Area	Name: Luiz Felipe Taunay Ferreira
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3553-3300
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado de São Paulo e Valor Econômico (São Paulo-SP)
The Company is subject to the arbitration of the Market Arbitration Chamber pursuant to the arbitration clause in the Company’s Bylaws

Annual Financial Statements and Consolidated Financial Statements, as of 12/31/2011 (BRGAAP – Portuguese and English version)

EVENT	DATE
Accessible to Stockholders and Submission to BM&F Bovespa, CVM and SEC.	01/31/2012
Banco Santander Individual Publication - BRGAAP	01/31/2012

Annual and Consolidated Financial Statements, as of 12/31/2011 (IFRS)

EVENT	DATE
Accessible to Stockholders and Submission to BM&F Bovespa, CVM and SEC.	03/30/2012

Standardized Financial Statements (DFP), as of 12/31/2011 - BRGAAP Banco Santander - Individual

EVENT	DATE
Submission to BM&F Bovespa and CVM	01/31/2012

Cash proceeds in the allocation of the result for fiscal year ended 12/31/2012 (The distributions already made will be ratified at the Annual Shareholders’ Meeting)
Proceed	Event Base-Date	Amount (R$ Million)	Value in R$/1,000 Shares			Pay Day
			ON	PN	UNIT
Interest on Equity	09/22/2011	400,000,000	Gross R$ 0.959206070	Gross R$ 1.055126680	Gross R$105.512667850	To be defined
Interim dividends	12/21/2011	775,000,000	R$ 1.859039920	R$ 2.044943920	R$ 204.494391600	To be defined

Reference Form as of 12/31/2012

EVENT	DATE
Submission to BM&F Bovespa and CVM	05/31/2012

Annual Information – 20F, as of 12/31/2012

EVENT	DATE
Submission to SEC, CVM, NYSE and BM&F Bovespa.	04/30/2012

Quarterly Financial Statements

EVENT	DATE
Submission to BM&F Bovespa and CVM
Referring to 1st quarter	04/26/2012
Referring to 2nd quarter	07/26/2012
Referring to 3rd quarter	10/25/2012

Quarterly Financial Statements in English

EVENT	DATE
Submission to SEC, NYSE and accessible to stockholders
- Referring to 1st quarter	04/26/2012
- Referring to 2nd quarter	07/26/2012
- Referring to 3rd quarter	10/25/2012

General Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – January 07, 10 and 11, 2012 Valor Econômico – January 09, 10 and 11, 2012
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal.	01/06 and 01/07,2012
General Shareholders’ Meeting	02/07/2012
Submission of the Minutes of the General Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	02/07/2012

Annual Shareholders’ Meeting

EVENT	DATE
Publication of the Call Notice	DOESP – March 23, 24 and 27, 2012 Valor Econômico - March 23, 24 and 26, 2012
Submission of the Call Notice to BM&F Bovespa, CVM, SEC and accessible to stockholders accompanied by the Administrative Proposal.	03/22/2012
Annual Shareholders’ Meeting	04/25/2012
Submission of the Minutes of the Annual Shareholders’ Meeting to BM&F Bovespa, CVM, SEC and accessible to stockholders	04/25/2012

Board of Directors’ Meeting

EVENT	DATE

Board of Directors’ Meeting: (i) to approve the proposal for amendment of the Company’s Bylaws, to preview the Compensation and Appointment Committee, as per to Resolution #3.921, dated November 25, 2010, of the Brazilian National Monetary Council.

01/05/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	01/06/2012
EVENT	DATE
Board of Directors’ Meeting.	01/30/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	01/30/2012
EVENT	DATE
Board of Directors’ Meeting.	02/29/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	02/29/2012
EVENT	DATE
Board of Directors’ Meeting.	03/28/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	03/28/2012
EVENT	DATE
Board of Directors’ Meeting.	04/25/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	04/25/2012
EVENT	DATE
Board of Directors’ Meeting.	05/31/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	05/31/2012
EVENT	DATE
Board of Directors’ Meeting.	06/27/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	06/27/2012
EVENT	DATE
Board of Directors’ Meeting.	06/21/2011
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	06/21/2011
EVENT	DATE
Board of Directors’ Meeting.	07/25/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	07/25/2012
EVENT	DATE
Board of Directors’ Meeting.	09/26/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	09/26/2012
EVENT	DATE
Board of Directors’ Meeting.	10/24/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	10/24/2012
EVENT	DATE
Board of Directors’ Meeting.	11/22/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	11/22/2012
EVENT	DATE
Board of Directors’ Meeting.	12/19/2012
Submission of the Minutes of the Board of Directors’ Meeting to BM&F Bovespa, CVM, SEC and Accessible to Stockholders.	12/19/2012

Quiet Period
EVENT	DATE
- Referring to 4th quarter of 2011	From 01/16/2012 to 01/30/2012
- Referring to 1st quarter of 2012	From 04/11/2012 to 04/25/2012
- Referring to 2nd quarter of 2012	From 07/11/2012 to 07/25/2012
- Referring to 3rd quarter of 2012	From 10/09/2012 to 10/24/2012

Earnings Release

EVENT	DATE
- Referring to 4th quarter of 2011	01/31/2012
- Referring to 1st quarter of 2012	04/26/2012
- Referring to 2nd quarter of 2012	07/26/2012
- Referring to 3rd quarter of 2012	10/25/2012

Conference Call and Webcast (in English and Portuguese)

EVENT	DATE
- Referring to 4th quarter of 2011	01/31/2012
- Referring to 1st quarter of 2012	04/26/2012
- Referring to 2nd quarter of 2012	07/26/2012
- Referring to 3rd quarter of 2012	10/25/2012

Public Meeting with Analysts and Shareholders

EVENT	DATE
Public Meeting with Analysts and Shareholders	Until 06/30/2012* – São Paulo - SP

 *To be confirmed, the date shall be prevent or postpone.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 18, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer